UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Brookfield Canada Office Properties

(Name of the Issuer)

Brookfield Canada Office Properties

Brookfield Property Partners L.P.

Brookfield Asset Management Inc.

(Names of Persons Filing Statement)

Trust Units

(Title of Class of Securities)

112823109

(CUSIP Number)

Michelle Campbell Assistant Secretary Brookfield Canada Office Properties Brookfield Place 181 Bay Street, Suite 330 Toronto, Ontario M5J 2T3 Tel: (416) 369-8555

A.J. Silber

Vice President, Legal Affairs and Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3
Canada

Tel: (416) 956-5182

Bryan K. Davis Chief Financial Officer Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda Tel: (+441) 294-3309

With copies to:

Jeremy London Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue N.W. Washington, DC 20005 Tel: (202) 371-3000	Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Tel: (212) 880-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer.

d	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

US$375,284,355.67	US$43,495.46

* Calculated solely for the purposes of determining the filing fee. The aggregate transaction value was calculated as the product of (a) 15,869,332 trust units, representing the sum of the trust units issued and outstanding as of May 4, 2017 other than trust units owned by Brookfield Property Partners and its subsidiaries, multiplied by (b) the per unit consideration of C$32.50, converted to US dollars for the purpose of calculating the filing fee using the daily average exchange rate of C$1.3743 to US$1.00 as reported by the Bank of Canada on May 4, 2017.

** The amount of the filing fee calculated by multiplying the transaction above by 0.0001159 in accordance with Exchange Act Rule 0-11.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,495.46
Form or Registration No.:	Schedule 13E-3
Filing Party:	Brookfield Canada Office Properties, Brookfield Property Partners L.P., Brookfield Asset Management Inc.
Date Filed:	May 8, 2017

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Transaction Statement”), filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2017 jointly by Brookfield Canada Office Properties (“BOX”), Brookfield Property Partners L.P. (“BPY”) and Brookfield Asset Management Inc. (“Brookfield Asset Management”), as amended by Amendment No. 1, dated May 19, 2017, Amendment No. 2, dated June 21, 2017 and Amendment No. 3, dated June 22, 2017.

This Transaction Statement relates to (i) the redemption (the “Redemption”) by BOX of all of the issued and outstanding Units of BOX not already owned by BPY and its subsidiaries pursuant to a redemption agreement (the “Redemption Agreement”) dated as of April 20, 2017 between BPY and BOX; and (ii) an amendment to the amended and restated declaration of trust dated as of February 24, 2012 to provide for, among other things, the Redemption and the grant of dissent rights to Unitholders in connection with the Redemption (the “Amendment”, and together with the Redemption, the “Transaction”). Under the Redemption, the holders (the “Unitholders”) of Units of BOX other than BPY and its subsidiaries will receive C$32.50 in cash (the “Redemption Price”) for each Unit of BOX redeemed pursuant to the Redemption. After the completion of the Redemption, BOX will become an indirect wholly-owned subsidiary of BPY. Copies of the Redemption Agreement and the Amendment are included as Appendix C and E, respectively, to the management information circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). An annual and special meeting of the Unitholders was held on June 28, 2017 (the “Meeting”) to approve, among other things, the Transaction. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given to them in the Transaction Statement.

The Item below is amended and supplemented as described below.

Item 16 – Exhibits

Item 16 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a)(2)(xii)	Press release of BOX with respect to the voting results of the Meeting (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on June 28, 2017).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2017

Brookfield Canada Office Properties

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Assistant Secretary

Brookfield Property Partners L.P., by its general partner, Brookfield Property Partners Limited

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Corporate Secretary

Brookfield Asset Management Inc.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President, Legal Affairs

Exhibit Index

(a)(2)(i) †	Circular dated May 8, 2017.

(a)(2)(ii) †	Form of Proxy.

(a)(2)(iii) †	Letter of Transmittal.

(a)(2)(iv)	Notice of Annual and Special Meeting of Unitholders and Availability of Investor Materials (incorporated by reference to the Circular).

(a)(2)(v)	Letter to Unitholders (incorporated by reference to the Circular).

(a)(2)(vi)	Press release of BOX with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(vii)	Press release of BPY with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BPY’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(viii) †	Press release of BOX with respect to the filing of the meeting materials, dated May 8, 2017.

(a)(2)(ix) †	Press release of BOX with respect to the filing of Amendment No. 1, dated May 19, 2017.

(a)(2)(x)	Press release of BOX with respect to the recommendation of the Redemption by Institutional Shareholders Services (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on June 20, 2017).

(a)(2)(xi)	Press release of BOX with respect to the recommendation of the Redemption by Glass, Lewis & Co. (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on June 22, 2017).

(a)(2)(xii)	Press release of BOX with respect to the voting results of the Meeting (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on June 28, 2017).

(b)(1) †	Form of $38,000,000 Non-Revolving Facility Credit Agreement between Brookfield Office Properties Canada LP, BOPC GP Inc., BPY BOPC LP and BPY BOPC GP Inc, as obligors, and the lender thereto.

(b)(2) †	Form of $50,000,000 Amended and Restated Revolving Credit Agreement between Brookfield Office Properties Canada LP, BOPC GP Inc., BPY BOPC LP and BPY BOPC GP Inc, as obligors, and the lender thereto.

(c)(1)	Valuation and Fairness Opinion of Greenhill & Co. Canada Ltd. (incorporated by reference to Appendix D to the Circular).

(c)(2) †	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on March 24, 2017.

(c)(3) †	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on April 20, 2017.

(d)(1)	Redemption Agreement (incorporated by reference to Appendix C to the Circular).

(d)(2)	Amendment to the Declaration of Trust (incorporated by reference to Appendix E to the Circular).

(d)(3)	Transaction Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4)	Lock-up Agreement dated January 22, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 4 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(5)	Amendment to Lock-up Agreement dated April 20, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 5 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(6)	Lock-up Agreement dated January 22, 2017, by and between BPY and RBC Global Asset Management Inc. (incorporated by reference to Exhibit 6 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(f)	Dissent Rights (incorporated by reference to Section 12.15 of Schedule A of the Redemption Agreement).

(g)	None.

(h)	None.

†	Previously filed as an exhibit to the Transaction Statement.

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